February 4, 2019

Luis Massiani
Chief Financial Officer
Sterling Bancorp
400 Rella Boulevard
Montebello, NY 10901

       Re: Sterling Bancorp
           For 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-35385

Dear Mr. Massiani:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services